Exhibit 99.1

YM BioSciences Reports Operational and Financial Results for the First Quarter of Fiscal 2012

MISSISSAUGA, Canada, November 11, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a drug development company advancing a diverse portfolio of hematology and cancer-related products, today reported operational and financial results for its first quarter of fiscal 2012, ended September 30, 2011.

“During the quarter, we completed enrollment for the 166 patient Phase I/II trial of our JAK1/JAK2 inhibitor, CYT387, in myelofibrosis. We look forward to presenting updated data from this study at the American Society of Hematology meeting in December 2011,” said Dr. Nick Glover, President and CEO of YM BioSciences. “CYT387 has already demonstrated clinically meaningful and durable responses across a range of once-daily doses. Furthermore, the favorable efficacy and safety profile we have observed to date provides us with substantial dosing flexibility.  In order to complement our promising once-daily clinical results, during the quarter we initiated a Phase II dose-escalation trial intended to determine the maximum tolerated dose of CYT387 when administered twice-daily at higher doses than previously tested."

Financial Results (CDN dollars)
The interim consolidated financial statements and comparative information for the first quarter of fiscal 2012 have been prepared, for the first time, in accordance with International Financial Reporting Standards (“IFRS”). Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) up to June 30, 2011.

Revenue from out-licensing for the first quarter of fiscal 2012, ended September 30, 2012, was $0.3 million compared with $0.3 million for the first quarter of fiscal 2011.

Net finance income increased by $11.3 million for the first quarter of fiscal 2012 compared to the first quarter of fiscal 2011. This change is primarily attributed to a change of $8.8 million in the fair value adjustment for USD warrants. Under IFRS, warrants denominated in a different currency than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the first quarter of fiscal 2012, the Company incurred a gain of $5.4 million on the revaluation of warrants compared to a loss of $3.4 million for the first quarter of fiscal 2011.  Foreign exchange resulted in a gain of $2.0 million for the first quarter of fiscal 2012 compared to a loss of $0.4 million for the first quarter of fiscal 2011, due to the increased value of the U.S dollar.

Licensing and product development expenses were $6.5 million for the first quarter of fiscal 2012 compared with $5.7 million for the first quarter of fiscal 2011. Increased development expenses for CYT387 and CYT997, and increased spending on database services and stock option expenses were offset by decreased expenses for nimotuzumab and a decrease in employee compensation costs related to restructuring costs incurred during the first quarter of the prior fiscal year.

General and administrative expenses were $2.2 million for the first quarter of fiscal 2012 compared with $2.2 million for the first quarter of fiscal 2011. Increases in G&A employee stock option expenses were offset by decreases in travel and employee compensation costs.

Net loss for the first quarter of fiscal 2012 was $0.9 million ($0.01 per share) compared to $11.3 million ($0.14 per share) for the same period last year.

As at September 30, 2011 the Company had cash and short-term deposits totaling $75.6 million and accounts payables and accrued liabilities totaling $4.4 million compared to $79.7 million and $4.4 million respectively at June 30, 2011.  Management believes that the cash and short-term deposits at September 30, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

As at September 30, 2011 the Company had 116,711,448 common shares and 7,366,418 warrants outstanding.

Notice of Meeting
YM's Annual and Special Meeting of Shareholders will be held on November 22, 2011, at 4:00 p.m. ET at the offices of Norton Rose OR LLP, Boardrooms A & B, 38th Floor, 200 Bay Street, Royal Bank Plaza South Tower, Toronto, Ontario. The management proxy circular documents and annual financial documents were mailed to shareholders on October 28th, 2011, and are available online at www.ymbiosciences.com, www.edgar.com and www.sedar.com.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	September 30,	June 30,	July 1,
	2011	2011	2010

Assets

Current assets:
Cash and cash equivalents	$28,886,736	$32,046,630	$19,460,141
Short-term deposits	46,758,807	47,611,922	26,184,991
Accounts receivable	267,366	205,900	161,184
Prepaid expenses	555,964	731,676	237,962
Total current assets	76,468,873	80,596,128	46,044,278

Non-current assets:
Property and equipment	79,036	91,320	84,775
Intangible assets	6,010,694	7,137,698	11,645,714
Total non-current assets	6,089,730	7,229,018	11,730,489

Total assets	$82,558,603	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable	$1,856,916	$1,718,893	$699,277
Accrued liabilities	2,563,788	2,652,511	2,085,824
Share purchase warrants	9,115,942	14,476,681	6,358,480
Deferred revenue	594,072	594,072	1,523,916
Total current liabilities	14,130,718	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	1,683,204	1,831,722	1,650,909
Total non-current liabilities	1,683,204	1,831,722	1,650,909

Equity:
Share capital	264,586,651	264,548,643	203,498,239
Contributed surplus	16,194,158	15,144,062	14,232,353
Deficit	(214,036,128)	(213,141,438)	(172,274,231)
Total equity	66,744,681	66,551,267	45,456,361

Total liabilities and equity	$82,558,603	$87,825,146	$57,774,767

Approved by the Board and authorized for issue on November 10, 2011:

Tryon Williams, Director	David G.P. Allan, Director

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Three months ended
	September 30,
	2011	2010

Revenue:
Out-licensing	$250,728	$342,356

Expenses:
Licensing and product development	6,487,847	5,692,056
General and administrative	2,160,148	2,212,412
	8,647,995	7,904,468

Loss before the undernoted	(8,397,267)	(7,562,112)

Finance income	7,502,577	62,606
Finance costs	–	(3,818,731)

Net loss for the period and comprehensive loss	$(894,690)	$(11,318,237)

Basic and diluted loss per common share	$(0.01)	$(0.14)

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit		Total

Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231	) $	45,456,361

Net loss for the period	–	–	–	(11,318,237)		(11,318,237)

Transactions with owners of the Company, recognized directly in equity:
Share-based compensation	–	–	636,052	–		636,052
Shares issued on exercise of options	30,000	24,207	(9,207)	–		15,000
Total transactions with owners of the Company	30,000	24,207	626,845	–		651,052

Balance, September 30, 2010	80,389,623	$203,522,446	$14,859,198	$(183,592,468	) $	34,789,176

	Share capital		Contributed
	Number	Amount	surplus	Deficit		Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438	) $	66,551,267

Net loss for the period	–	–	–	(894,690)		(894,690)

Transactions with owners of the Company, recognized directly in equity:
Share-based compensation	–	–	1,065,654	–		1,065,654
Shares issued on exercise of options	29,500	38,008	(15,558)	–		22,450
Total transactions with owners of the Company	29,500	38,008	1,050,096	–		1,088,104
Balance, September 30, 2011	116,711,448	$264,586,651	$16,194,158	$(214,036,128	) $	66,744,681

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Three months ended
	September 30,
	2011	2010

Cash provided by (used in):

Operating activities:
Net loss for the period	$(894,690)	$(11,318,237)
Items not involving cash:
Depreciation of property and equipment	16,584	19,358
Amortization of intangible assets	1,127,004	1,127,004
Interest earned	(154,476)	(55,635)
Unrealized (gain)/loss on cash and cash equivalents	(1,983,577)	408,708
Gain on disposal of property and equipment	–	(10,744)
Share-based compensation	1,065,654	636,052
Change in fair value of share purchase warrants	(5,360,739)	3,411,897
Changes in non-cash working capital balances:
Short-term deposits	(165,305)	(39,843)
Accounts receivable	(61,466)	(4,823)
Prepaid expenses	175,712	113,534
Accounts payable	138,023	(6,087)
Accrued liabilities	(88,723)	897,162
Deferred revenue	(148,518)	(303,477)
Net cash used in operating activities	(6,334,517)	(5,125,131)

Investing activities:
Proceeds from sale of short-term deposits	1,818,420	28,651,676
Purchase of short-term deposits	(800,000)	(27,500,000)
Interest earned	154,476	55,635
Additions to property and equipment	(4,300)	(52,694)
Net cash provided by investing activities	1,168,596	1,154,617

Financing activities:
Issuance of common shares on exercise of options	22,450	15,000
Net cash provided by financing activities	22,450	15,000

Impact of foreign exchange rates on cash	1,983,577	(408,708)

Decrease in cash and cash equivalents	(3,159,894)	(4,364,222)

Cash and cash equivalents, beginning of period	32,046,630	19,460,141

Cash and cash equivalents, end of period	$28,886,736	$15,095,919